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Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: RRUS


REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2002

* Record profit and production levels achieved - Net profit up 472% to US$30.5 million - Operating profit from mining up 242% to
      US$42.3 million
  - Attributable production up 185% to 171 368 ounces
* Nasdaq listing enhances liquidity, expands shareholder base
* Syama hedge book of 148 500 ounces closed
* Substantial cash resource developing, new opportunities pursued


Randgold Resources Limited has 27.6 million shares in issue as at 30 September 2002



CONSOLIDATED INCOME STATEMENT

Unaudited                                             Nine       Nine
                    Quarter   Quarter   Quarter     months     months
                      Ended     ended     ended      ended      ended
                    30 Sept   30 Sept   30 June    30 Sept   30  Sept
US$000                 2002      2002      2001       2002       2001
Gold sales revenue   50 487    19 344    19 840     87 254     68 201
Cost of sales
Production costs      5 353     6 727    10 028     18 338     38 079
Transport and
  refinery costs        201        94       258        403        482
Transfer to deferred
  stripping costs      (914)   (1 126)     (321)    (3 401)      (562)
Cash operating
  costs               4 640     5 695     9 965     15 340     37 999
Royalties             3 571     1 271     1 385      6 052      4 584
Total cash costs      8 211     6 966    11 350     21 392     42 583
Operating profit
  from mining
  activity           42 276    12 378     8 490     65 862     25 618
Depreciation and
  Amortisation        2 630     1 854     1 386      6 432      4 196
Exploration and
  corporate
  expenditure         5 503     3 726     1 837     11 330      6 694
Profit from
  Operations         34 143     6 798     5 267     48 100     14 728
Interest received        49        40       630        124      2 197
Interest expense       (869)   (1 105)       --     (2 942)    (3 320)
Profit/(loss) on
  financial
  instruments           493       (55)    1 736       (693)     7 668


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Other income and
  (expenses)         (3 357)     (417)   (1 870)    (5 381)    (7 890)
Profit on ordinary
  activities before
  taxes and minority
  interests          30 459     5 261     5 763     39 208     13 383
Income tax               --        --       (12)        --       (115)
Minority
  shareholders'
  interest               23        54      (261)        98        643
Net profit           30 482     5 315     5 490     39 306     13 911
Basic earnings
   per share (US$)                                    1.62       0.44
Average shares in
  issue                                         24 281 463
Average shares in
  issue                                                    31 897 185



CONSOLIDATED BALANCE SHEET

                                             Unaudited              Audited
                                                     At                  At
                                                30 Sept              31 Dec
US$000                                             2002                2001
Assets
Cash and equivalents*                            60 838              11 157
Receivables                                      10 027              16 558
Inventories                                      11 188               9 743
Total current assets                             82 053              37 458
Property, plant and equipment
Cost                                            167 314             163 076
Accumulated depreciation                        (89 773)            (83 339)
Net property, plant and equipment                77 541              79 737
Other long-term assets                            5 760               2 359
Total assets                                    165 354             119 554
Bank overdraft                                    1 407               1 708
Accounts payable and accrued
  liabilities                                    34 136              22 075
Total current liabilities                        35 543              23 783
Provision for environmental
  Rehabilitation                                  4 556               4 340
Liabilities on financial instruments              6 193               2 452
Long-term loans                                  23 393              57 147
Loans from outside shareholders in
  Subsidiaries                                    1 445               1 335
Total long-term liabilities                      35 587              65 274
Total liabilities                                71 130              89 057
Shareholders' equity                             94 224              30 497
Total liabilities and shareholders'
  Equity                                        165 354             119 554

*Note: Included in cash and cash equivalents is an attributable amount of US$4.5 million relating to the N M Rothschild & Sons Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila project loan.


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CONSOLIDATED CASH FLOW STATEMENT

                                          Unaudited          Unaudited
                                           9 months           9 months
                                              ended              ended
                                            30 Sept            30 Sept
US$000                                         2002               2001
Net cash generated from operations           44 768             31 999
Net cash (utilised)/generated by
  investment activities                      (4 236)           (11 813)
Net cash generated/(utilised)
  by financing activities                     9 450            (70 564)
Net increase/(decrease) in cash
  and equivalents                            49 982            (50 378)
Cash and cash equivalents at
  beginning of period                         9 449             61 638
Cash and cash equivalents at end
  of period net of overdraft                 59 431             11 260

The September 2001 comparative for financing activities includes the effect of the share buyback, where the Company raised US$35 million and returned US$81.3 million to shareholders. The September 2002 financing figure comprises the net US$29 million raised on the Nasdaq listing less the repayment of long-term loans.





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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

     Number                               Accumu-
         of      Share    Share    Other    lated    Total
   ordinary    capital  premium reserves   losses   equity
     shares     US$000   US$000   US$000   US$000   US$000
Balance - 31 Dec 2000
 33 076 629     3 307  240 742        - (150 108)  93 941

Prior year adjustment             2 388      515    2 903

Restated balance - 1 Jan 2001
 33 076 629     3 307  240 742    2 388 (149 953)  96 844

Net profit Jan - Sept 2001                 13 911  13 911

Movement on financial
instruments                      (4 133)           (4 133)

Share options exercised
    997 404       100    1 639                      1 739

Share buyback and related expenses
(11 612 403)   (1 161) (80 551)                   (81 712)

Balance - 30 Sept 2001
 22 461 630     2 246  161 830   (1 745) (135 682) 26 649

Net profit Oct - Dec 2001                   3 848   3 848

Balance - 31 Dec 2001
 22 461 630     2 246  161 830   (1 745) (131 834) 30 497

Net profit Jan - Jun 2002                   8 824   8 824

Movement on financial instruments
                                 (4 728)           (4 728)
Share options exercised
    136 194        12      353                        365

Balance - 30 Jun 2002
 22 597 824     2 258  162 183   (6 473) (123 010) 34 958

Net profit July - Sept 2002                30 482  30 482

Movement on financial instruments  (117)             (117)

Nasdaq listing 11 July 2002 and related expenses
 5 000 000        500   28 225                     28 725

Share options exercised
    50 916          5      171                        176

Balance - 30 Sept 2002
27 648 740      2 763  190 579   (6 590)  (92 528) 94 224


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COMMENTS

As anticipated in our June quarter announcement, higher grades from the northern pit at Morila had a substantial positive impact on the Company's results for the quarter under review.

The Company made an operating profit of US$42.3 million for the quarter ended 30 September 2002, compared with US$12.4 million for the previous quarter and US$8.5 million for the corresponding period in 2001. For the nine months ended 30 September 2002, profits were US$65.9 million compared to US$25.6 million for the comparative period in 2001, which improvement also reflects the cessation of the operation at Syama at the end of 2001. The current quarter's net profit of US$30.5 million is substantially better than the US$5.3 million reported for the previous quarter, mainly due to higher gold sales revenues and lower production costs, partially offset by increased royalties, exploration and corporate expenditure and other expenses.

The main balance sheet movements for the nine months are an increase in cash, which reflects the balance of the proceeds from the Nasdaq listing on the 11 July 2002, net of the listing costs and long-term loan repayments, as well as the higher attributable earnings from Morila. The main movement in receivables reflects the collection of the proceeds from the sale of assets at Syama in 2001. The increase in other long-term assets is attributable to the increase in deferred stripping associated with the Morila pit. Accounts payable and accrued liabilities included the entire Randgold Resources Limited syndicated loan, of which US$16 million was outstanding as at 30 September 2002. This was retired in early November 2002 as part of a restructuring of the corporate facility. The Company has now replaced the facility with an undrawn US$20 million revolving facility with the same consortium of banks led by N M Rothschild & Sons Limited. Long-term loans now largely comprise the attributable portion of the Morila project loan and Morila finance leases. The increase in deferred liabilities on financial instruments is the result of the movement on the mark-to-market value of the hedge book. Shareholders equity was positively impacted by the proceeds from the Nasdaq listing plus the net profits for the period.

The Company received its fourth distribution from Morila, amounting to US$5.4 million, in July 2002. The fifth dividend distribution of US$42 million was received at the end of October 2002.


ACCOUNTING POLICIES

The abridged financial statements in this report have been prepared in accordance with the Group's accounting policies, which are in terms of International Accounting Standards and except for as noted below are consistent with the prior period.

As at 1 January 2001 the Group adopted International Accounting Standard 39 ("IAS 39"). The effect of the adoption has been disclosed in the consolidated statement of equity.


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The consolidated financial information includes the financial statements of the
Company, its subsidiaries and the Morila joint venture.

Joint ventures are those investments in which the Group has joint control and are accounted for under the proportional consolidated method and under this method, the proportion of assets, liabilities, income and expenses and cashflows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. Intercompany accounts and transactions are eliminated on consolidation.


FINANCIAL INSTRUMENTS

It is Randgold Resources' policy to hedge in times of heavy capital expenditure and debt. Now that Syama is effectively closed, the Syama hedge book is superfluous.

The balance of the Syama hedge position comprising sold call options of 148 500 ounces at US$353/oz was therefore closed out during the quarter at a cost of US$1.8 million. The amount is payable in 2004 in line with the original contract dates.

The remaining financial instruments at 30 September 2002 all relate to Morila. Randgold Resources Limited's attributable share is as follows :

* 129 336 ounces sold forward at a fixed price of US$275/oz over the period October 2002 to December 2004;

* 45 786 ounces of purchased call options for the same period at prices between US$340/oz and US$360/oz; and

* 6 000 ounces of put options bought at US$275/oz and 6 000 ounces of call options sold at US$310/oz for the period October to December 2002.

The percentage of forecast production which is hedged is less than 20% for the next 2 years. After 2004 all sales will be fully exposed to the spot gold price.


OPERATION MORILA

Morila produced record results this quarter as extremely high-grade ore was accessed from the northern pit. (The results of infill drilling in this area had been reported previously in the first quarter and it was noted last quarter that there would be a positive impact on planned production and grades).

A total of 428 421 ounces was produced at a cash operating cost of US$28/oz and a total cash cost of US$49/oz. Head grade for the quarter was 27.7g/t (*). The milling rate was decreased substantially in order to improve recoveries through finer grinding and increased residue times. Due to the extremely high head grades, higher residues than normal were produced and


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these have been stored in an isolated compartment on the tailings facility for later retreatment.

Year-to-date the mine has produced 727 543 ounces at a total cash cost of US$72/oz and has already exceeded budgeted production and results for the full year. Further analysis of the orebody model indicates the potential for a continuation of the high-grade zone in the northern pit through to the earlier mined high grades in the southern pit.

The uprising in the Cote d'Ivoire has had little or no impact on the operation as alternate supply routes are functioning.


MORILA RESULTS
Unaudited                                              Nine       Nine
                   Quarter    quarter    quarter     months     months
                     Ended      ended      ended      ended      ended
                   30 Sept     30 Sept   30 June    30 Sept    30 Sept
US$000                2002       2002       2001       2002       2001
Mining
Tons mined (000)     5 548      6 557      5 273     20 200     15 359
Ore tons mined
  (000)                849        865        839      2 689      2 611

Milling
Tons processed
  (000)                546        788        754      2 067      2 080
Ore grade milled
  (g/t) (*)           27.7        6.4        7.2       11.9        7.8
Recovery (%) (*)      88.1       91.4       91.8       90.7       92.5
Ounces produced    428 421    150 126    163 278    727 543    487 461
Average price
  received
  (US$/ounce)          310        304        278        308        272
Cash operating cost
  (US$/ounce)           28         87         85         51         79
Total cash costs
  (US$/ounce)           49        108        105         72         98
Cash profit
  (US$000)         105 690     30 945     28 013    164 655     84 322
Attributable (40%)
Ounces produced    171 368     60 050     65 311    291 017    194 984
Cash profit
  (US$000)          42 276     12 378     11 205     65 862     33 729

(*) Ore grade milled and recovery percentage for the quarter ended 30 September 2002 have been recalculated based on the 'recovery plus residue' method due to the extremely high and variable head grades fed to the plant this quarter.



DISCONTINUED OPERATIONS

While rehabilitation, monitoring and maintenance activities continued at Syama, the Company is still seeking parties interested in acquiring its share of the operation. A tender process being conducted through Prime Corporate Finance of Australia is under way and will be concluded in the December quarter. Should this marketing effort fail to achieve an acceptable result, phased disposal of the plant and infrastructure will be considered.

Included in other income and expenses for the current quarter is an increase to the provision for the settlement of the Rolls-Royce Power Venture dispute of US$1.1 million, based on advanced discussions between the parties.

Randgold Resources purchased the IFC's full 5% share of Somisy in the quarter for a nominal amount.


SYAMA INCOME STATEMENT
Unaudited                                        Nine      Nine
                Quarter  Quarter    Quarter    months    months
                  Ended    ended      ended     ended     ended
                30 Sept  30 Sept    30 June   30 Sept   30 Sept
US$000             2002     2002       2001      2002      2001
Gold sales revenue    -        -      1 670         -    15 229
Cost of sales
Production costs      -        -      4 307         -    22 332
Transport and
  refinery
  costs               -        -         30         -       132
Cash operating costs  -        -      4 337         -    22 464
Royalties             -        -        135         -       942
Total cash costs      -        -      4 472         -    23 406
Depreciation and
  amortisation        -        -          -         -         -
(Loss) from
  operations          -        -     (2 802)        -    (8 177)
Interest expense      -        -        385         -    (1 009)
Profit/(loss) on
  financial
  instruments       363      (55)     1 736      (722)    7 969
Other income and
  (expenses)     (2 012)    (577)    (1 766)   (3 341)   (8 357)
Loss on ordinary
  activities
  before taxes   (1 649)    (632)    (2 447)   (4 063)   (9 574)
Income tax            -        -        (12)        -      (115)
Net loss         (1 649)    (632)    (2 459)   (4 063)   (9 689)


PROJECTS AND EVALUATION

Tongon Prefeasibility

The results of the 16-borehole diamond drill programme carried out in the last quarter in the southern zone at Tongon have been incorporated into an updated resource model. This re-modelling has led to a better understanding of the geometry of the orebody, highlighting further opportunities to fill in the gaps and facilitating refinement of the layout of the next drilling programme.

The northern zone has also been re-assessed. Further drilling on both the southern and northern zones will continue to upgrade confidence in the orebody as well as exploring its open ends. The drilling programmes scheduled to start in November have, however, been postponed due to the current conflict in the Cote d'Ivoire. The Company is monitoring the situation closely with a view to resuming drilling and other on-site activities when the situation has settled. In the meantime, further off-site testwork will be progressed in order to advance the Feasibility Type 3 Study.

Loulo Project - Updated Feasibility Study Further updating of the feasibility study has been advanced through the finalisation of the optimum economic pit shells, the compilation of a scoping study on the underground extensions at Loulo 0 and further metallurgical testwork which confirms the response of the ore to gravity treatment. Further environmental studies are also being completed.

While detailed internal review of the updated feasibility study has confirmed the projects potential to meet the Company's hurdle rates, the sensitivity of the project to certain factors has been highlighted. In particular these are: ore mining rates, metallurgical recoveries, power, infrastructure and logistical costs. The project team has recommended additional drilling to define the boundaries of the payshoots and potential for expanding the underground resource as well as allowing for further metallurgical testwork to better define variability in recoveries.

Detailed scheduling and an independent audit of the mining rate for the life of the planned pits are in progress. Based on the results from the Loulo underground study a scoping study to test the potential of the Yalea underground resource is also planned. Discussions with the government are proceeding to finalise the fiscal regime under which the project will operate as well as the capital structure of the operating company.


EXPLORATION ACTIVITIES

Exploration activities during the quarter focused on integrating and interpreting last season's exploration data, developing new geological models and outlining programmes and budgets for the current field campaign.

On the Morila mine lease further geological modelling, based on latest drilling and in-pit mapping results, highlights that the orebody is potentially still open in the west, south west and east. The exploration programme will focus on drilling these orebody extensions.

Shallow drilling programmes are also planned to cover targets to the northwest at Bla and Donba and deeper drilling to test the potential for buried mineralisation east of the Morila pit and at San Extension. In the Morila region, the Company has recently completed the reconnaissance phase of exploration and consequently refined its exploration model. Twenty-one targets on nine permits (3 003km2) have been defined and follow up programmes will be effected during the quarter in order to prioritise areas for drill testing.

Geological modelling on the Loulo project is being undertaken along the Yalea structure. Outside the Yalea deposit, only limited shallow drilling has been completed along a 15km mineralised strike area. The Company will recommence drilling programmes at Loulo 0 and Loulo 2 during the next quarter. At the Loulo 2 target, steeply dipping brecciated bodies have returned grades of +10 g/t over widths of 10 - 14 metres. At Loulo 0, infill diamond drilling will be undertaken to confirm payshoot boundaries and reduce spacing in sparsely drilled areas with the objective of ensuring that the current pits are optimally designed. Finally, a review of underground potential of the Yalea and Loulo orebodies has highlighted high grade (+ 5g/t) payshoots which will be drill-tested this field season.

Following last quarter's announcement of permit consolidation in the Sabodala belt in Senegal, the Company has undertaken intitial field investigations and data processing. The permit portfolio hosts four follow-up targets, nine plus one kilometre soil anomalies and several greenfield target areas. The follow-up targets include a prospect with a 2 x 3 kilometre plus 0.5 g/t soil anomaly and another with multiple mineralised zones of between 2 - 52 metres grading 1 - 5/gt over an east-west trending zone of one kilometre. Focus during the current season will be on progressing our understanding of the prospectivity of the permits.

In the Cote d'Ivoire, exploration work undertaken during the last quarter has identified gold targets around the Tongon project which require follow-up programmes. On the Boundiali permit at the Tiasso target, trench intersections and soil anomalies are associated with brecciation and quartz vein stockworks over a 1km2 and it is planned to further define the extent of the target area using RAB drilling. Physical exploration activities are pending resolution of the current conflict.


CORPORATE AND NEW BUSINESS

The strategic objective of improving the tradeability and liquidity of the Company's stock through a secondary listing on Nasdaq is being achieved, as evidenced by the subsequent increase in the share price.

While the exceptional high grades in the northern pit at Morila are not likely to be sustained at the past quarter's level, they will continue to impact positively on the Company's results in the short to medium term. This, combined with the new revolving facility, will create a substantial cash source for the Company.

The Company continues actively to develop organic, and pursue corporate, growth opportunities.

Prospects under global review at present include grassroots as well as partnership opportunities. Within Africa, the focus is being widened to encompass the central and eastern regions of the continent.

On behalf of Randgold Resources Limited


R A R Kebble                                               D M Bristow
Chairman                                               Chief Executive

13 November 2002


DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of the Syama. Randgold Resources assumes no obligation to update information in this release.


Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JEI IBJ, Channel Islands o Web-site: www.randgoldresources.com

Registrars: Computershare Investor Services (Channel Islands) Limited, P.O. Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents: Computershare Services Plc, P.O. Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor & media relations: For further information contact Kathy du Plessis on Telephone +27(11) 728-4701, Fax +27(11) 728-2547, e-mail:
randgoldresources@dpapr.com
---------------------------



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contact:
Kathy du Plessis
Randgold Resources Investor & Media Relations
E-mail: randgoldresources@dpapr.com
Telephone: +27 11 728-4701
Fax: +27 11 728-2547

Postal Address: La Motte Chambers, La Motte Street, St Helier Jersey JE1 1BJ, Channel Islands